

February 26, 2009

Mr. TianHui Yin
Principal Financial and Accounting Officer
Gold Rock Resources Inc.
5A-56, No. 21 Building, WuYi Garden,
TongZhou District, Beijing,
China, 101100

> **Re: Gold Rock Resources Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 28, 2008**
> **Form 10-Q for the Quarterly Period Ended October 31, 2008**
> **Filed December 12, 2008**
> **File No. 0-52758**

Dear Mr. Yin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

Market Price for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 8

1. We note your disclosure that your shares "are traded on the Bulletin Board operated by the Federal Industry Regulatory Authority…" Please clarify for us, and modify your disclosure to explain who the Federal Industry Regulatory Authority is.

We also note you disclose a summary of trading by quarter for your fiscal year ended April 30, 2008, which presents prices from a low of $0.065 to a high of $0.13. Please provide us the source of those quotations, and support for the quotations.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Statements of Cash Flows, page 6

2.   It appears the subtotals within the statements of cash flows, and total cash, end of period for the six months ended October 31, 2008, are not properly presented. Please review the amounts presented, and file an amended document to present the proper amounts.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note your certification does not include sub-part (b) of paragraph 4, nor does it identify internal control over financial reporting within the introductory language in paragraph 4. Please revise your certification to ensure it is in the exact form set forth in Item 601 of Regulation S-K, and file an amended document to include such certification.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683, with any other questions.

Sincerely,

Jill S. Davis
Branch Chief